

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Andrew Rackear
Chief Executive Officer and Secretary
Enzon Pharmaceuticals, Inc.
20 Commerce Drive (Suite 135)
Cranford, NJ 07016

> **Re: Enzon Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2020**
> **File No. 333-250031**

Dear Mr. Rackear:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences